UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant’s name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Visionary Holdings Inc. Special Meeting of Shareholder Results

On August 9, 2024, Visionary Holdings Inc. (the "Company") held its 2024 special meeting of shareholders (the "Special Meeting"). At the Special Meeting, the Company's shareholders:

1.	authorized an amendment of the articles of incorporation of the Company (The “Articles”) to create the voting Class A and Class B Common Stock and the non-voting Class C Capital Stock, as described in the proxy statement and the Appendix A thereto. The votes were cast as follows:

Votes Cast For	% Votes Cast For	Votes Against	% Votes Against
2,365,892	95.3%	116,638	4.7%

2.	authorized an amendment of the Articles to authorize the board of the directors of the Company to issue in series and establish the rights, preferences and limitations of the Preference Shares of the Company, as detailed in the proxy statement and Appendix B thereto. The votes were cast as follows:

Votes Cast For	% Votes Cast For	Votes Against	% Votes Against
2,365,892	95.3%	116,638	4.7%

3.	authorized the increase of the number of directors from five (5) to nine (9), within the range specified in the Articles of a minimum of one (1) and a maximum of ten (10) directors. The votes were cast as follows:

Votes Cast For	% Votes Cast For	Votes Abstained	% Votes Abstained
2,365,892	95.3%	116,638	4.7%

4.	authorized the board of the directors of the Company to convert all of the shares held by Shareholder 3888 Investment Group Limited into Class B Common Stock. The votes were cast as follows:

Votes Cast For	% Votes Cast For	Votes Against	% Votes Against
2,365,892	95.3%	116,638	4.7%

5.	authorized the board of directors to approve the issuance of Class A Common Stock and Class C Capital Stock, aimed at developing the Company's business and to create greater value for Shareholders. The votes were cast as follows:

Votes Cast For	% Votes Cast For	Votes Against	% Votes Against
2,365,892	95.3%	116,638	4.7%

Meeting Summary:

Chairperson: Mrs. Fan Zhou chaired the meeting, with Rachel Xiao as the Meeting Secretary and Hannah Yin serving as the Inspector of Elections.

Attendance: The certified shareholders list as of July 2, 2024, indicated 3,774,262 shares entitled to vote. The registration showed 2,018,336 shares represented online, 116,667 shares represented in person, and 346,668 shares represented by proxy, accounting for approximately 63% of shares entitled to vote.

Quorum: The Chairperson confirmed a quorum was present, allowing the meeting to proceed.

Votes Undetermined: Results of the 859 votes remain undetermined.

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Appointment of Directors

Wen He

On August 15, 2024, the Board of Directors of the Company (the “Board”) unanimously appointed Mr. Wen He as a new director of the Board, effective immediately.

Mr. Wen He was one of the earliest internet professionals in China, leading numerous national-level projects in internet, IoT, cloud computing, healthcare, low-carbon industries, and equity trading platforms. He has previously served as an appointed expert at the China Science and Technology Consultation Center, the Ministry of Health, and the Ministry of Information Industry. With 20 years of experience in Hong Kong stock investment and mergers and acquisitions, he is one of the earliest practitioners of U.S. SPAC listings (including SPAC IPO and DE-SPAC) in China. He is also the initiator of the industry's first blockchain reform fund and SPAC fund. Mr. Wen He was recognized been as one of the Top 10 Outstanding International Asset Architects in the Asia-Pacific region for 2021. He has led and participated in dozens of investments, IPOs, and asset restructurings in new energy, new materials, low-carbon environmental protection, healthcare, and high-tech industries, as well as Hong Kong IPOs, backdoor listings, and nearly twenty U.S. SPAC IPO and DE-SPAC listings. Mr. Wen He holds a Master of Business Administration (MBA) from Columbia South University, USA.

Zongjiang He

On August 15, 2024, the Board of Directors of the Company (the “Board”) unanimously appointed Mr. Zongjiang He as a director, effective immediately. Mr. Zongjiang He, a seasoned entrepreneur, has a proven record of establishing and growing successful companies in Shenzhen and Beijing. In 2014, he founded HCEN Group Inc. and became a prominent figure in China’s semiconductor LED industry with 100+ patents and international partnerships. Since 2019, he has been actively involved in the listed company business after a successful RTO operation, leveraging his nearly 20 years of experience in sales and operating companies to become actively involved in the public company sector, driving significant growth and innovation. He is majoring in electronic information engineering from the Naval University of Engineering.

Our Board reviews each nominee’s relationship with the Company in order to determine whether a director nominee is independent pursuant to the listing rules of NASDAQ. Our Board has determined that each of Mr. Wen He and Mr. Zongjiang He meets the independence requirements and standards currently established by NASDAQ.

About Visionary Holdings Inc.

Visionary Holdings Inc. is an education provider located in Canada that offers our high-quality education resources to students around the globe. We aim to provide access to secondary, college undergraduate and graduate and vocational education to students in Canada through technological innovation so that more people can learn, grow and succeed to their full potential. We use the technology that we have developed to provide customized teaching methods and to cultivate talented students to meet the challenges that they may face in their careers. We believe that we have assembled a distinguished faculty and experienced management team in North America to provide those resources to enable our students to achieve their career goals. We offer educational programs for secondary school, college, university, and advanced degree students together with services to support them, such as housing and career guidance. As a fully integrated provider of educational programs and services in Canada, we have been serving and will continue to serve both Canadian and international students. Our current businesses are organized into three clusters: degree-oriented education, vocational education and education services. The three lines of business are compatible. We operate Education Services to support our students enrolled in both the degree-oriented and the vocational education programs. Such support includes study visa and immigration visa services, student housing, job placement, and funding.

Learn more at https://visiongroupca.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

Date: August 16, 2024	By:	/s/ Zhong Chen
Zhong Chen
Chief Executive Officer

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